Exhibit 21.1

Nimble Storage, Inc.

Subsidiaries of the Registrant

The names of the Company’s subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.